Exhibit 99.1

Engine Gaming & Media Announces
TSXV Approval Of Normal Course Issuer Bid

NEW YORK, October 27, 2021 — Engine Gaming and Media, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), an esports/sports gaming and next-generation media solutions company, today announced that the TSX Venture Exchange (the “Exchange”) has accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”).

Pursuant to the NCIB, Engine may, during the 12-month period commencing November 1, 2021 and ending October 31, 2022, purchase up to 777,165 common shares, being approximately 5% of the outstanding common shares of the Company. The NCIB shall terminate on the earlier of October 31, 2022 and the date on which the maximum number of common shares purchasable under the NCIB is acquired by the Company.

The actual number of common shares which may be purchased pursuant to the NCIB and the timing of any purchases will be determined by management and the Board of Directors of Engine. The NCIB will be conducted through Canaccord Genuity, a member of the Exchange, and made in accordance with the policies of the Exchange.

The price which the Company will pay for any such common shares will be the market price at the time of acquisition. All common shares purchased pursuant to the NCIB will be returned to treasury for cancellation, and all such purchases will be made on the open market through the facilities of the Exchange or by such other means as may be permitted under applicable securities laws during the term of the NCIB.

The Company believes that, from time to time, the market price of its common shares may not fully reflect the underlying value of the Company’s business and its future prospects. Accordingly, the Company believes that having the ability to purchase its common shares will be in the interest of the Company and represents an opportunity to enhance shareholder value.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of the common stock in the public offering described above in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the use of the NCIB and the potential outcomes and benefits to be derived therefrom, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869